ASX/Media Release

Santos

082-00034

SUPPL

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

15 September 2008

Sidoarjo mudflow incident

Santos notes the article published in this morning's Australian Financial Review containing speculation regarding its exposure to Sidoarjo mudflow incident in East Java. Santos rejects any suggestion that it has understated the severity of that incident.

The Government of Indonesia has taken a major role in responding to the mudflow. Following from the national task force appointed to address the incident in 2006, the President of Indonesia established the Sidoarjo Mud Mitigation Agency in April 2007 with a long-term mandate to manage the issues associated with the incident. It has been doing so actively. Whilst the Agency is responsible for the ongoing response to and management of the incident, the incident remains a matter of significant concern to Santos.

Santos has a non-operating 18% interest in the Brantas Production Sharing Contract. Lapindo, as Operator, continues to participate in all operations at the site. However, Santos has been supporting the efforts of the Agency and Lapindo and continues to believe that a resolution may ultimately be reached between all relevant parties.

Santos is not in a position to comment specifically on the UNEP report. However, given the conditions at site and current activities being conducted, Santos believes that the provision remains an appropriate estimate of its potential liability associated with the incident. As Santos has indicated previously, the situation remains dynamic, complex and uncertain. Santos will continue to review the adequacy of the provision in light of developments and available information.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

dlw 9/15

ASX/Media Release

Santos

Investor enquiries
Dean Bowman
+61 8 8116 5150
dean.bowman@santos.com

12 September 2008

Santos Dividend Reinvestment Plan (DRP)

On 21 August 2008 Santos announced that a fully franked interim dividend of twenty two cents per share would be paid on 30 September 2008 to shareholders on record as at 2 September 2008.

It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the arithmetic average of the daily weighted average market price ("average market price") over a period of 7 business days commencing on the business day after the dividend record date with no discount to apply.

This notification is to advise that the DRP average market price is $18.1886.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

To: Company Announcements Office
ASX Ltd

From: Company Secretary

Date: 8 September 2008

Subject: **Investor Presentation – September 2008**

Please find attached presentation delivered to investors in the USA.

James Baulderstone
Company Secretary



Santos

Delivering the Strategy

September 2008

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

An Australian Company Providing Energy for Australia and Asia

Leading Australian based Exploration & Production company

- Commenced operations in 1954
- Market cap US$11 billion
- 1,800 employees
- Daily production
  - 625 mmscfd gas
  - 50,000 bbl/d liquids
- Reserves and resources
  - 1P reserves 485 mmboe
  - 2P reserves 879 mmboe
  - Contingent resources 2,600 mmboe

2007 Production
59.1 mmboe


Crude oil
11.9 mmboe
LPG
2.0 mmboe
Condensate
3.5 mmboe
Sales gas
and ethane
41 6 mmboe

Santos

Energy World

Fundamentally

- Unprecedented Asian economic growth driving energy demand
- Rising CO_2 emissions
- Security of supply becoming incredibly important

To meet energy needs while reducing emissions...

- **Gas** must have an increasing share of the fuel mix
- **Unconventional** energy supplies must complement conventional
- **Prices** need to remain high to ensure supply/demand equilibrium

Santos

Fundamental Shift Globally

An Australian company providing energy for Asia


China
Rest of World
Growth in Primary Energy Demand (2000 – 07)
India
Rest Asia-Pacific
Map Source: NASA
Chart Source: BP 2007 Statistical Review

Santos

EA CSG: Globally Significant Play in an Access Constrained World


1970
Soviet
NOC
Full IOC Access (85%)
Russian
2007
IOC
NOC Reserves (78%)
Partial list for comparison
Russia 300
Canada 164
ME
28
743
177
Iran
Algeria
159
Qatar
33
Nigeria
Malaysia
16
17
Indonesia
20*
40
US 90
37
CSG +40bboe Resource potential
Proven gas reserves (bboe)
Proven oil reserves (bbl)
Unconventional gas (bboe) economically recoverable
Proven unconventional oil (bbbl)
*3P

Map: BP statistical review, June 2007, journals
Pie Chart: Adapted from PFC Energy

Santos

The Santos Strategy

Using quality assets, Santos will safely deliver:

Reliable base business in Australia

- **Eastern Australia:** price and volume growth
- **Cooper Oil:** high-value scaleable exploitation opportunity
- **WA:** exploit asset position

Significant growth in LNG

- **GLNG:** transformational growth
- **PNG:** project underpinned by high quality gas reserves
- **DLNG:** brownfield LNG growth

Focused growth in Asia

- **Indonesia:** steady business with incremental growth
- **India/Bangladesh:** Bay of Bengal
- **Vietnam:** first oil by end 2010, expansion opportunities

Santos

Strategy Delivery in 2008

Reliable base business in Australia

- ✓ Reindeer FID with first gas by end 2010
- ✓ Henry on track for first gas in 1H09
- ✓ Kipper on track for first gas in 1H11
- ✓ Jackson to Moomba pipeline completed
- ✓ Fairview Phase 2 on track for first gas January 2009
- ✓ Better performance from Cooper Oil – production up 26%
- ✓ First CSG exploration well in Gunnedah

Focused growth in Asia

- ✓ Oyong Phase 2 on track for first gas in 2H09
- ✓ Block 123 PSC signed in Vietnam
- ✓ Successful test of Chim Sao North appraisal well
- ✓ Chim Sao on track for FID in 2H08

Santos

Strategy Delivery in 2008

Significant growth in LNG

- ✓ Sale of 40% interest in GLNG™ to PETRONAS for US$2.5 billion*
- ✓ Dual GLNG™ pre-FEED commenced by Bechtel and Foster Wheeler
- ✓ Gas Agreement signed for PNG LNG and project entry to FEED
- ✓ Receipt of US$2 billion from PETRONAS (in 2nd half)



*US$500 million to be paid upon reaching FID of a second LNG train of 3mtpa capacity.

Santos

Track Record in Operational Delivery

Total Recordable Case Frequency Rate



20
16
12
8
4
0
98
99
00
01
02
03
04
05
06
07

Number of wells drilled



300
250
200
150
100
50
0
2004
2005
2006
2007
2008
Total Conventional O&G
Total CSG Wells

Continuous improvement in sustainability scorecard



05
06
07
05
06
07
05
06
07
05
06
07
Environment
Community
Our People
Economic

Santos

Sound Operating Performance

2008 Interim Result

		Change on 1H07
Production	27.6 mmboe	↓ (8%)
Sales Revenue	$1,384 million	↑ 14%
EBITDAX	$1,032 million	↑ 6%
Net Profit After Tax	$304 million	↑ 58%
Underlying Net Profit	$289 million	↑ 30%
Operating Cash Flow	$699 million	↑ 30%
Interim Dividend	22 cps	↑ 10%

Santos

Capital Management Plan

A comprehensive suite of initiatives

- Off market share buy-back of $300 million
- Interim dividend increased by 10% to 22 cents per share
- Dividend reinvestment plan underwritten for 2008 and 2009
- Certain debt facilities repaid
- Balance of PETRONAS proceeds to be applied to LNG funding
- Remaining capital required for GLNG™ to be assessed during the FEED process.

Which benefit shareholders

- Santos can confidently execute its strategy
- Franking credits distributed
- Taken together, accretive to EPS

Santos

Santos "Beyond the 2P"


Multiple TCF gas prospects in Bay of Bengal
Near term oil development in Chim Sao/ Dua
Significant oil prospects in Vietnam
PNG LNG – Expansion opportunities
PNG LNG – significant project underpinned by world class gas reserves
Near term oil and gas development in Oyong and Wortel
GLNG – continuous multi-TCF reserves bookings; exploiting world class scalable CSG assets with leading LNG partner
DLNG expansion – multiple pathways for brownfield expansion
Gunnedah – future growth from multi-TCF quality assets
Ichthys – good prospect in great neighbourhood
Price growth – arbitrage between domestic and export markets close
Cooper Oil – pursue high value scalable exploitation opportunities
Cooper Gas – opportunity from improved recovery as prices re-rate
Volume growth – gas-fired power generation in CO2 constrained world
Tirrawarra Oil / MCS1 – application of global technology to local opportunity
Cooper Tight Gas – next phase of unconventional growth
Infrastructure – utilising footprint as gas market decouples
Asian Growth
LNG
Australia Base

Santos

Santos

Growth in LNG

2020 LNG Growth Aspiration


Santos: 20-50%
Santos 11.4%
Santos 17.7%
PLNG
Santos (Op): Petrel 95%
Santos (Op): Tern 100%
Santos (Op): Evans Shoal 40%
Santos: Barossa Caldita 40%
DLNG
Santos (Op) 60%
GLNG
Santos (Op): WA-274-P 30%
Santos (Op): WA-281-P 47.83%

Aspirational LNG Production by 2020

	Gross (Mtpa)	STO (Mtpa)
GLNG	10	6
PNG LNG	10	1.8
DLNG	5	2
Browse LNG	10	0.5

Legend

- LNG Plant
- STO Relative Size
- Exploration
- Development
- Production

Santos

Santos

Coal Seam Gas Assets

Santos' Leading CSG Acreage Position

Denison
- 0.8 million acres (net)
- Exploration stage
- Same coals as Fairview

Greater Roma
- 1.4 million acres (net)
- High quality resource
- Active pilot program

Gunnedah
- 5.1 million acres (gross)
- 20 core holes in 18 months
- Leverage to NSW markets or potential longer term LNG


Gladstone
Queensland
Brisbane
New South Wales
Santos has captured 50-70 Tcf of potential resource
Newcastle
Legend
Santos acreage
Oil pipeline
Gas pipeline
100 km

Greater Scotia
- 0.5 million acres (net)
- 27 TJ/d production
- Production since 2002

Greater Fairview
- 0.8 million acres (net)
- 72 TJ/d production
- Wells up to 10 TJ/d

Santos

Santos CSG Assets are World Class

Fairview, Roma and Scotia rank them amongst the world's best CSG assets

Field	Gas Content	Permeability	Saturation	Flow Rate	Spacing	GIP/Well	Coal Thickness
Fairview	●●●	●●●	●●●	●●●	●●●	●●●	●●
Roma	●●	●●●	●●	●●	●●	●●	●●
Scotia	●●●	●●	●●●	●●●	●●	●●●	●●●
San Juan	●●●	●●	●●	●●●	●●●	●●●	●●●
Powder River	●	●●●	●●	●	●	●	●●●
Black Warrior	●●●	●	●●	●	●	●	●●

☐ Santos assets ● acceptable ●● good ●●● best in class

- Continued development at Fairview and Roma indicate there is more to come

Source: JPT February 2008, Santos

Santos

Burgeoning Australian CSG Industry

Australian CSG production growth is following a similar pathway to the more established CSG resources in the USA

- Key metrics of the USA CSG industry include:
  - 20 producing basins
  - 40,000 producing wells
  - Average 0.1 mmscf/d/well
  - 9% of USA production
  - San Juan producing for 20 years (14 Tcf recovered to date)
- Australian CSG is on the same journey although with better quality assets
  - 3 producing basins
  - Average 0.7 mmscf/d/well
  - 25% of the Eastern Australian gas market
  - The limiting factor on Australian production to date has been the size of the domestic market


Historic CSG Production
(USA vs Australia)
Annual Production (PJ)
1800
1600
1400
1200
1000
800
600
400
200
0
1 3 5 7 9 11 13 15 17 19 21 23 25 27
Years from Production Start
USA
Australia

Santos

CSG Reserve Development – Key Milestones







PROPECTIVE RESOURCE	CONTINGENT RESOURCE	3P	2P	1P
Geological review	Core holes, Geological review, Seismic	Core holes	Core holes, Pilot wells	Pilot wells, Development wells, Field development

Qld	21,000 PJ	7,523* PJ	2,911* PJ	1,035* PJ	427* PJ
GD	40,000 PJ				

GD: Gunnedah

* Adjusted for 40% Sell Down

Santos

Recently Drilled Fairview Wells

Gas flows from recently drilled wells delivering world class rates


Fairview Wells Max Rate > 1mmscf/d
Wells drilled in last 6 months
Production rate > 1mmscf/d
MMscf/d
0
2
4
6
8
10
12
14
16

Santos

Outstanding Drilling Performance

Since Q3 2007 drilling time has halved


Drilling Time: days/well
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Wells Drilled
0
1
2
3
4
5
6
7
8
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27

Santos

Gunnedah Basin

40TCF prospective resource...

- Santos has secured access to majority acreage positions (up to 21,000 km² gross)
- Quality and material land position to allow building of major new business
- All Santos operated
- Up to 20 coreholes in next 18 months
- Contingent gas resource, first booking expected in 2009


New South Wales
Gunnedah
PEL 450
PEL 12
PEL 1
PELA 93
Coonabarabran
Quirindi
PEL 452
Dunedoo
Scone
PEL 456
Legend
Santos acreage
Gas pipeline

Santos

Santos

Gladstone LNG

GLNG™: Responds to Observable Trends

GLNG™

- World class unconventional reserves to fulfil...
- Growing Asia Pacific demand for LNG
- From a secure supply source in Australia
- To capture rising price of scarce energy








Proposed LNG Facility
Gladstone
Fairview
Scotia
Roma
Brisbane
Queensland

Santos

Santos: Leading the Way in CSG to LNG

✓	Resource Captured
✓	Freehold land acquired for liquefaction facilities
✓	Significant project status awarded
✓	Environmental applications lodged
✓	Pre-FEED by Foster Wheeler and Bechtel
✓	PETRONAS selected as partner
2008	FEED
2009/10	FID
2014	First Gas

Santos

Santos

PNG LNG & Darwin LNG

PNG LNG Builds Towards FID

PNG LNG is moving toward final investment decision...

- Pre FEED work on two train 6.3 mtpa plant ✔
- Marketing Representative Agreement ✔
- Coordinated Development and Operating Agreement ✔
- Gas Agreement ✔
- FEED Entry Decision ✔
- Marketing commenced ✔
- Finance strategy 4Q 08
- Buyer Heads of Agreement 4Q 08
- Final Investment Decision 4Q 09


Juha
Hides & Angore
Kutubu & Agogo
Gobe
Marine Terminal
LNG Plant
Port Moresby



Legend
- Gas processing facility
- Oil pipeline
- Gas pipeline
- Condensate pipeline

Santos

Bayu-Undan and Darwin LNG

Base project continues to deliver with potential upside unfolding...

- De-bottlenecking/mini LNG expansion (studies underway)
- Commercial tolls on any infrastructure used by 3rd party projects
- Santos' uncontracted reserves to potentially play into new LNG projects
- Spot cargo opportunities
- Enhanced liquids recoveries through 2nd phase drilling campaign (2009-10)



Santos equity increased to 11.39% in 2007

Santos

Santos

Eastern Australia Gas

Demand for Eastern Australia Gas

Demand will more than double within 10 years...


PJ/a
1800
1600
1400
1200
1000
800
600
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Planned LNG Projects
Carbon driven fuel switching
10 Year Historic Average

Source: NEMMCO, Santos, company announcements

...driven by government carbon policy and LNG export

Santos

Reserves and Production Growth as Prices Increase

Significant growth in Cooper:

- **US analogy:** ~60% reserve growth
- **Conventional:** 3+ TCF in additional recovery potential
- **Unconventional:** 7+ TCF in prospective resources


Production
Natural gas production (tcf/yr)
3.6
5.7
1.1
1.8
0.3
1.1
Tight gas sands
Coalseam methane
Gas shales
1996
2006


Price
Henry Hub Price
1991 1993 1995 1997 1999 2001 2003 2005 2007

Source Bloomberg, Oil & Gas Journals


Reserves
Technically recoverable volumes (tcf)
259
379
55
73
52
128
Tight gas sands
Coalseam methane
Gas shales
1996
2006

Santos

Conventional Reserves Grow in Cooper as Prices Rise

Expectation of higher gas prices combined with liquids...

- Cooper gas reserves at commercial not technical recovery limits
- Material reserves growth achieved in analog North American basins
- Critical factors that led to North American success potentially exist in the Cooper Basin
- Program underway to quantify upside reserve potential from Cooper Basin


17.4 TCF 2P OGIP
23.8 TCF 3P OGIP
Current 2P Recovery: 9.7 TCF
Sold: 8 TCF
Contracted 2P: 1.2 TCF
Uncontracted 2P: 0.5 TCF
3P Upside
6.4 TCF
2P
Unrecovered 2P
4.3 TCF
Aspirational 75%
2P Recovery Factor
3.4 TCF

Note: Gross volumes

As price increases, ultimate recovery increases (currently ~55% 2P recovery factor)

...could result in material Cooper Basin reserves increase

Santos

Impact on Unconventional Cooper Gas Resources

Measured and considered program to define potential

- USA unconventional gas production has doubled since 1992
- STO mean prospective resource >7 TCF
- High graded 3 play types coincident with conventional reserves in Moomba
- 5 "tests of concept" projects
  - Gas saturation in all 3 plays
  - Moveable gas in 2 plays -1 yet to be tested
  - Expenditure to date is $30m
- Deep coal frac flowing gas to surface
- Potential for first contingent resource booking in 2008


Moomba
Developed
Conventional
Undeveloped
Unconventional
Gross gas thickness
~1600 feet
Shale
Gas
Tight
Gas
Deep
Coal

Moomba 77 – Coal Frac
100,000 scf/d; 9000 ft



Santos

An Australian Company Providing Energy for Australia and Asia

Through:

- Delivering the base
- Tapping our resource riches
- Being a great place to work

..and do it all safely and sustainably
to deliver a superior shareholder return

Santos

Santos

Reference Slides

2008 Forward Exploration Schedule

Well Name	Basin / Area	Target	Upside Resource Potential (mmboe)			Santos Interest	Timing	Comments
			0 – 50	50 – 100	100 – 500	%		
Hatia 1	Bay of Bengal / Bangladesh	Gas	✓			37.5	Q1 08	Gas Discovery
Johnson 1	Barrow / Australia	Oil	✓			37.5	Q2 08	P&A
Chim Ung 1	Nam Con Son / Vietnam	Oil		✓		37.5	Q2 08	P&A (Minor Oil)
Chim Boi Ca 1	Nam Con Son / Vietnam	Oil	✓			37.5	Q2 08	P&A
Charon 1	Houtman / Australia	Oil			✓	33	Q2 08	P&A
Jarver 1	Sorell / Australia	Gas			✓	55	Q2 08	P&A
Pecten East 1	Otway / Australia	Gas	✓			50	Q2 08	P&A
Netherby	Otway / Australia	Gas	✓			50	Q3 08	Gas Discovery
Chim Cong 1	Nam Con Son / Vietnam	Oil			✓	37.5	Q3 08	Drilling
Frigate Deep 1	Bonaparte / Australia	Gas	✓			100	Q3 08	Gas Discovery
Ichthys North 1	Browse / Australia	Gas			✓	30	Q3 08	Partial carry
Tuzluk 1	Fergana / Krygyzstan	Oil	✓			70	Q3 08	On schedule
Soh 1	Fergana / Krygyzstan	Oil	✓			70	Q4 08	On schedule
South East July 1	Gulf of Suez / Egypt	Oil			✓	40	Q4 08	Carried

The exploration portfolio is continuously being optimised therefore the above program may vary as a result of rig availability, drilling outcomes and maturation of new prospects

Santos

Eastern Australia Gas - Milestones



Project
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Fairview CSG 115 TJ/Day
FEED
FID
Startup
Henry (VIC/P44 Stage 2)
Discovered July 2005
FEED
FID
Startup
Kipper
Discovered 1986
FID
Startup
Patricia-Baleen Plant Upgrade
Pre-FEED
FEED
FID
Startup
Exploration
Jarver & Pecten East Wells
Netherby Well
Pre-production
Production
Milestone

Santos

WA & Cooper Oil - Milestones


Project
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Reindeer
Discovered 1997
FEED
FID
Startup
Cooper Oil
Jackson to Moomba Pipeline
Pre FEED
FEED
FID
Startup
Exploration
Charon Well
Pre-production
Production
Milestone

LNG Growth - Milestones


Project
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Gladstone LNG
Pre-FEED
FEED
FID
Startup
PNG LNG
Hides Field Discovered 1987
Pre FEED
FEED
FID
Startup
DLNG 1 (Bayu Undan)
Discovered 1995
Startup
Browse
Ichthys North 1 Well Drilled
Pre-production
Production
Milestone

Asian Growth – Milestones



Project
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Oyong Ph2
Discovered 2001
FEED
FID
Startup
Wortel
FEED
FID
Startup
Chim Sao Dua
Country Entry 2006
Pre-FEED
FID
Startup
Bangladesh
Magnama
Hatia Wells
Country Entry 2007
3D Seismic
India
2D Seismic
Country Entry 2007
3D Seismic
Exploration Well
Exploration
Chim Ung & Chim Cong Wells
Kyrgyzstan & Egypt Wells
Pre-production
Production
Milestone

Santos

Partnership with PETRONAS

Partner	PETRONAS a global top 3 LNG producer with more than US$50 billion in annual revenue
Amount	US$2.508 billion consisting of US$2.008 billion plus US$500 million upon FID of GLNG™ Train 2 using JV gas
Participation	40% interest in Integrated Project
Alignment	Santos and PETRONAS fully aligned across the value chain: upstream resource, development, operation and LNG marketing
Operator	Santos to continue as upstream operator Joint operating company will develop and operate the pipeline and LNG plant and undertake marketing
Assets	Structure ensures assets and revenues held directly by Santos and PETRONAS
Completion	Closed in July 2008, US$2 billion received

Santos

PETRONAS: A Leader in LNG

Number 3 globally in LNG and number 1 in Asia

- PETRONAS operates the PETRONAS LNG complex, the world's largest single integrated LNG facility with a total capacity of 23mtpa from 8 LNG trains.
- PETRONAS is also a partner in the ELNG Project in Egypt with a capacity of 7.2mtpa from 2 LNG trains.
- PETRONAS has delivered over 5,500 cargoes from the PETRONAS LNG complex in Malaysia.
- PETRONAS is the world's largest owner-operator of LNG ships.


Global Net Equity Production
Million tonnes of LNG per annum
0
5
10
15
20
25
Qatar Petroleum
Sonatrach
PETRONAS
Shell
PERTAMINA
BP
NigeriaNPC
ExxonMobil
BG
TOTAL
Oman Govt
Mitsubishi Corp
Eni
ADNOC
Brunei Gov't
Repsol-YPF
JILCO
Mitsui
ConocoPhillips
Marathon
Chevron
Woodside

43 Source: PETRONAS

Santos

Transaction Underpins Santos' CSG Value

Santos' Coal Seam Gas Reserves and Resources

PJ (as of end 2007)	2P	3P	Contingent resource[1]
YE 2007 total CSG reserves	1,573	4,511	10,492
Sold to PETRONAS	538	1,600	2,969
Remaining CSG reserves	**1,035**	**2,911**	**7,523**

[1] Contingent resource is defined as the high side (3C) contingent resource estimate

- Transaction value US$2.508 billion
- Santos retains approximately 70% of its CSG reserves and resources
- Santos retains approximately 89% of its total 2P oil and gas reserves

Santos

GLNG™ JV - Upstream Assets

GLNG JV Acreage

Fairview (PLs 90, 91, 92, 99, 100 & 232)

- Santos operated with a 79.5% working interest decreasing to 68.5% after project payout
- Acquired by Santos in 2005 with an established production history of over 14 years

Greater Fairview (Arcadia) (PLs 233, 234, 235 & 236, ATPs 526P and 653P)

- PLs 233, 234, 235, 236; ATP 526P: 79.5% working interest decreasing to 68.5% after project payout

Roma (PLs 3, 4, 5, 6, 7, 8, 9, 13 & 93; PLAs 250 & 251; ATP 336P (Roma South) & ATP 631P (North))

- Up to 100% Santos owned and operated
- Direct access to gas market via Wallumbilla hub


Emerald
Gladstone
Proposed Pipeline
Greater Fairview
Injune
Roma
Wallumbilla

Santos

Indonesia – Oyong & Wortel

- Oyong Phase 1 (oil)
  - First oil achieved in September 2007 at ~8,000 bopd
- Oyong Phase 2 (gas and oil)
  - 60km pipeline to Grati
  - Gas sales to PT Indonesia Power
  - Engineering and construction in progress
  - First gas Q3 2009
- Potential Wortel synergies
  - Infill seismic acquired in 2007
  - Development planning in progress – potential tie back to Oyong
  - First gas targeted in 2010


Surabaya
Grati
East Java



Legend
- Santos acreage
- Oil field
- Gas field
- Oil pipeline
- Gas pipeline

Santos

Vietnam – Nam Con Son Basin

Two oil discoveries, with follow-on opportunities

- Chim Sao/Dua (STO 37.5%)
  - Reservoir and facilities studies underway
  - Project sanction in 2H 2008
  - Expression of interest prepared for FPSO supply
  - Target first oil in 2010
- Exploration wells commence June 2008


Wellhead Platform
Jack-up Rig
Wellhead Platform
Dua Field
Chim Sao

Chim Sao/Dua Development Concept


South China Sea
Swan
12W PSC
Chim Cong
Chim Ung



Legend
- Santos acreage
- Oil field
- Gas field
- Prospect
- Gas pipeline

Santos

Bay of Bengal – India / Bangladesh

- Material Gas targets
- Enormous, underexplored, prospective tertiary delta near rapidly emerging markets
- India
  - PSC's signed March 2007
  - 17,250 line km seismic survey completed – currently processing
- Bangladesh
  - Acquisition of interests Oct 2007
  - Production optimisation at Sangu
  - Appraisal planning for gas discoveries
  - Bids submitted for offshore blocks


India
Bangladesh
India
Sangu
Bay of Bengal
Burma



Legend
- Santos acreage
- Application block
- Gas field
- Oil pipeline
- Gas pipeline

Santos

Reindeer Development

Fast-tracking discovery...

- 45% WI, Apache operator
- FID achieved 2Q08
- CAPEX $379m (net)
- First gas end 2010
- 400-600 bcf resource
- Rate ~ 90mmscf/d (net)
- Substantial market opportunity



Reindeer
(WA-209-P)
Indian
Ocean
Varanus Is.
Dampier
Legend
Santos acreage
Oil field
Gas field
Oil pipeline
Gas pipeline
Proposed
gas pipeline

..to exploit current gas price

Santos

Cooper Basin Oil

Future scale of program will be determined by economics ...

- Results from low permeability reservoirs disappointing
- Success in deeper / higher rate reservoirs
- Optimising target selection whilst rebuilding inventory
- 2008 drill results substantially better than 2006/7
- 75 wells in 2008, F&D ~ $45/bbl



Cooper Basin Oil Forecast
Net (bopd)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2004
2005
2006
2007
2008
2009
2010
2011
Base
2006/7/8 Program
Expected
Upside



Initial Rate (bopd)
1400
1200
1000
800
600
400
200
0
2006 and 2007 wells
2008 YTD wells
Low perm. reservoirs
0
50
100
150
200
250
300
2P Ultimate Recovery kbbl

Santos

Timor Bonaparte & Browse

Timor Bonaparte

- A new LNG train in Darwin
  - 3-4 mtpa
- Floating LNG
  - 1-2 mtpa

Browse

- Ichthys North Q3 2008 drill
- Unitisation with existing LNG plans a real possibility


Barossa
Evans Shoal
Caldita
Bayu-Undan
Darwin
Indian Ocean
Petrel
Tern
Ichthys
Western Australia
Northern Territory



Legend
- Santos acreage
- Oil field
- Gas field
- Oil pipeline
- Gas pipeline

Santos

Timor Bonaparte/Browse: hot property

Major parties enter and confirm acreage value ...


Sinopec 2Q 2008
CNOOC 3Q 2007
Total 3Q 2007
Apache/ Total 2Q 2008
PETRONAS 2Q 2007
Reliance 3Q 2007
Murphy 3Q 2007
Darwin
Sinopec
ENI Repsol
DMV
Shell 1Q 2007
Total 2Q 2008
ExxonMobil 2Q 2007
Western Australia
Northern Territory



Legend
- Santos acreage
- Other acreage
- Oil field
- Gas field
- Oil pipeline
- Gas pipeline

Santos

Proposed Shaw River Power Station

Proposal to build a 500MW power station in Victoria

- Natural gas will play an increasingly significant role in Australia's power generation mix
- Entry to power generation is consistent with Santos' strategy of accelerating the commercialisation of its extensive gas reserves and resources
- Freehold site secured alongside Moorabool to Heywood 500kV transmission line
- Proposed $800 million 500MW CCGT first phase, expandable to 1,500MW
- Gas would be supplied from Santos' gas portfolio via a new dedicated pipeline from near Port Campbell
- FEED studies commenced
- Targeting FID by end-2009 which would enable first power generation by 2012


Mortlake
Willatook
Victoria
Orford
Camperdown
Terang
Koroit
Port Fairy
Allansford
Warnambool
Timboon
Proposed Pipeline Route
Port Campbell
0
15 km
Bass Strait

Santos

Banjar-Panji Update

- Area impacted remains ca. 650 hectares
- Current funding
  - **Infrastructure:** Government of Indonesia
  - **Land and buildings:** Minarak Lapindo Jaya
  - **Santos PSC spend:** US$29.4m
- WALHI legal case rejected (being appealed)
- Santos provision: US$79.0m



Santos

Prices & Exchange Rates

	Half Year 2008	Half Year 2007	Change %
Realised Oil Prices (USD/bbl)	**113.08**	68.19	+66
AUD/USD Exchange Rate (after hedging)	**0.9383**	0.8189	+15
Realised Oil Price (AUD/bbl)	**120.51**	83.27	+45
Gas Prices (AUD/GJ)	**4.00**	3.84	+4

Santos

2008 Second Half Sensitivities

Sensitivity	Change	NPAT Impact A$m
US dollar oil price	US$1/bbl	9
Gas price	10 cent/GJ	6
A$/US$ exchange rate	1 cent	7
Interest rates	1%	-

Santos

Contact Information

Registered and head office
Share Register
Adelaide
Ground Floor, Santos Centre
60 Flinders Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone: +61 8 8116 5000
Facsimile: +61 8 8116 5050

Useful email contacts
Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Andrew Nairn
Group Executive Investor Relations
Level 10, Santos Centre
Direct: + 61 8 8116 5314
Facsimile: +61 8 8116 5131
Email: andrew.nairn@santos.com

Brooke Pedersen
Investor Relations Analyst
Level 10, Santos Centre
Direct: + 61 8 8116 7227
Facsimile: +61 8 8116 5131
Email: brooke.pedersen@santos.com

Website:
www.santos.com

Santos

Santos
ABN 80 007 550 923

RECEIVED
2008 SEP 15 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

Please complete the following using black ink only

I/we tender the following Shares to Santos Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 2 September 2008

B	Insert the number of Shares (if any) you wish to tender as a Final Price Tender.		as a FINAL PRICE TENDER
C	Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.		at a 14% Tender Discount
			at a 13% Tender Discount
	If you hold 300 Shares or less (as shown in Box A), you may only submit one Tender in respect of all of your Shares and such a Tender must be at **one** of the specified Tender Discounts **or** as a Final Price Tender.		at a 12% Tender Discount
			at an 11% Tender Discount
	Online Tender Facility: Please note that Issuer Sponsored Holders may submit their Tender online by going to www.santos.com. Issuer Sponsored Holders that apply in this manner need not return this Tender Form.		at a 10% Tender Discount
			at a 9% Tender Discount
			at an 8% Tender Discount
D	TOTAL NUMBER OF SHARES TENDERED Add up the number of Shares in Boxes B and C and write that number in Box D.		**The number of Shares in Box D must not be more than the number in Box A.**

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name **Contact Daytime Telephone** **Date** / /

F Please sign within the appropriate boxes below. By signing this form you confirm that you have read the terms and conditions of the Buy-Back and you make the representations in Section 5.9 of the Buy-Back booklet and on the reverse of this form.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

G **THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$12.00 ☐ A$13.00 ☐ A$14.00

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (EASTERN STANDARD TIME) ON FRIDAY, 3 OCTOBER 2008

STO 1DLNG

Santos

ABN 80 007 550 923

How to complete this Tender Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back booklet. **Please complete the form using black ink only.**

A This is the total number of Shares registered in your name as at 2 September 2008 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to Santos Limited (by following the instructions set out below)

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 7 different specified Tender Discounts. Each parcel is treated as a separate Tender.

If you hold 300 Shares or less, you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

If you hold more than 300 Shares, you may tender different parcels of Shares at one or more Tender Discounts and/or as a Final Price Tender. However, you must tender a minimum of 300 Shares in aggregate.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 5.12 of the Buy-Back booklet.

E Please provide your contact details in case we need to speak to you about your Tender Form.

F You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to, sell your Shares on the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 5.9 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under Power of Attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased Estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the United States or Canada or a US Person (as defined in the Buy-Back booklet) or resident of Canada or (ii) tendering any Shares by means of this Tender Form on behalf of or for the account of a person in the United States or Canada or a US Person or a resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. **If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

Santos Limited will not accept Tender Forms from any person (or person acting on behalf of or for the account of a person who is) in the United States or Canada or a US Person or resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to Santos Limited or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back
Santos Limited expects to dispatch payment for Shares bought back no later than 10 October 2008.

Submitting your Tender Form
Send your completed and signed Tender Form or, if mailing in Australia, use the enclosed reply-paid envelope so that your Tender Form is received no later than 7.00pm (Eastern Standard Time) on 3 October 2008.

If sending by mail
Santos Limited Buy-Back
C/o Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060
AUSTRALIA

If delivering in person
(during business hours only)
Santos Limited Buy-Back
C/o Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

This Tender Form relates to the Santos Limited Buy-Back booklet dated 28 August 2008 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the Santos Limited Buy-Back enquiry line on 1300 727 634 (within Australia) or +61 3 9946 4447 (from outside Australia).

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (EASTERN STANDARD TIME) ON FRIDAY, 3 OCTOBER 2008.

Do not send this Tender Form to the Registry if you have submitted your Tender via the Online Tender Facility.

1DLNG

STO

Santos
ABN 80 007 550 923

Tender Form - CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
If you wish to participate in the Buy-Back, you must instruct your controlling participant (normally your broker) to submit your Tender(s), for your Tender(s) to be effective.
Do NOT return this form to the Registry.
Please refer to the instructions on the back of this form.
Controlling CHESS participant as at 2 September 2008

Please complete the following using black ink only

I/we tender the following Shares to Santos Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 2 September 2008 [ ]

B	Insert the number of Shares (if any) you wish to tender as a Final Price Tender.		as a FINAL PRICE TENDER
C	Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.		at a 14% Tender Discount
			at a 13% Tender Discount
			at a 12% Tender Discount
	If you hold 300 Shares or less (as shown in Box A), you may only submit one Tender in respect of all of your Shares and such a Tender must be at **one** of the specified Tender Discounts or as a Final Price Tender.		at an 11% Tender Discount
			at a 10% Tender Discount
			at a 9% Tender Discount
			at an 8% Tender Discount
D	TOTAL NUMBER OF SHARES TENDERED Add up the number of Shares in Boxes B and C and write that number in Box D.		**The number of Shares in Box D must not be more than the number in Box A.**

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name ______ **Contact Daytime Telephone** ______ **Date** / /

F Please sign within the appropriate boxes below. By signing this form you confirm that you have read the terms and conditions of the Buy-Back and you make the representations in Section 5.9 of the Buy-Back booklet and on the reverse of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G **THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$12.00 ☐ A$13.00 ☐ A$14.00

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (EASTERN STANDARD TIME) ON FRIDAY, 3 OCTOBER 2008

STO 1DLNG

Santos

ABN 80 007 550 923

How to complete this Tender Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back booklet. **Please complete the form using black ink only.**

A This is the total number of Shares registered in your name as at 2 September 2008 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to Santos Limited (by following the instructions set out below).

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 7 different specified Tender Discounts. Each parcel is treated as a separate Tender.

If you hold 300 Shares or less, you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

If you hold more than 300 Shares, you may tender different parcels of Shares at one or more Tender Discounts and/or as a Final Price Tender. However, you must tender a minimum of 300 Shares in aggregate.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 5.12 of the Buy-Back booklet.

E Please provide your contact details in case we need to speak to you about your Tender Form.

F You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to, sell your Shares on the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 5.9 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under Power of Attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased Estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the United States or Canada or a US Person (as defined in the Buy-Back booklet) or resident of Canada or (ii) tendering any Shares by means of this Tender Form on behalf of or for the account of a person in the United States or Canada or a US Person or a resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.

1DLNG

G THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. **If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

Santos Limited will not accept Tender Forms from any person (or person acting on behalf of or for the account of a person who is) in the United States or Canada or a US Person or resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to Santos Limited or its agents to have been sent from, the United States or Canada.

STO

Payment for Shares bought back
Santos Limited expects to dispatch payment for Shares bought back no later than 10 October 2008.

Submitting your Tender Form
You will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your Tender no later than 7.00pm (Eastern Standard Time) on 3 October 2008.

DO NOT RETURN THIS FORM TO SANTOS LIMITED OR THE REGISTRY
This Tender Form relates to the Santos Limited Buy-Back booklet dated 28 August 2008 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the Santos Limited Buy-Back enquiry line on 1300 727 634 (within Australia) or +61 3 9946 4447 (from outside Australia).

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (EASTERN STANDARD TIME) ON FRIDAY, 3 OCTOBER 2008.

END